Integrated Media Technology Limited
Level 7, 420 King William St
Adelaide SA 5000
T: +61 8 7324 6018
F: +61 8 8312 0248
www.imtechltd.com
A.B.N. 98 132 653 948

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

NOTICE OF GENERAL MEETING AND EXPLANATORY MEMORANDUM

Date of Meeting:	Thursday, 24th June 2021
Time of Meeting:	10:30am (Adelaide time)
Place of Meeting:	Level 7, 420 King William Street, ADELAIDE SA 5000

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Notice of Meeting

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the Shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) will be held at:

Venue: Level 7, 420 King William Street, ADELAIDE SA 5000

Date : 24th June 2021

Time: 10:30am (Adelaide time)

If you are unable to attend to meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received by the Company at least 48 hours before the commencement of the meeting.

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting.

Terms used in this Notice of Meeting are defined in Section 6 of the accompanying Explanatory Memorandum.

The Directors have determined that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 10:30am (Adelaide time) on Tuesday 22nd June 2021.

AGENDA

Resolutions

1. Resolution 1: Appointment of Director: Feng Li Jing

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

> *"That subject to receiving his written consent Feng Li Jing is elected as a director of the Company.".*

2. Resolution 2: Appointment of Director: Lawrence Chen

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

> *"That subject to receiving his written consent Lawrence Chen is elected as a director of the Company."*

3. Notes

Terms used in this Notice of Meeting are defined in the "Interpretation" section of the accompanying Explanatory Memorandum.

A detailed summary of the Resolutions is contained within the Explanatory Memorandum.

4. Explanatory Memorandum

The Explanatory Memorandum and the Proxy Form accompanying this Notice of Meeting are incorporated in and comprise part of this Notice of Meeting and should be read in conjunction with it.

5. Proxies

Please note that:

(a) a Shareholder entitled to vote at the General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company;

(c) a Shareholder may appoint a body corporate or an individual as its proxy;

(d) a body corporate appointed as a Shareholder's proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder's proxy; and

(e) Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes.

The enclosed Proxy Form provides further details on appointing proxies and lodging Proxy Forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorizing him or her to act as that company's representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handing in at the Meeting when registering as a corporate representative.

6. Voting Entitlements

The Board has determined that a person's entitlement to vote at the General Meeting will be the entitlement of that person set out in the register of Shareholders as at 10:30am (Adelaide time) on 22 June 2021.

Accordingly, transactions registered after that time will be disregarded in determining Shareholder's entitlement to attend and vote at the General Meeting.

By order of the board

/S/ Mr. Cecil Ho
Mr. Cecil Ho
Joint Company Secretary
24 May 2021

7. Introduction

This Explanatory Memorandum is provided to shareholders of **Integrated Media Technology Limited ACN 132 653 948** (**Company**) to explain the Resolutions to be put to Shareholders at the General Meeting to be held at BDO Adelaide, Level 7, 420 King William Street, Adelaide, South Australia.

The Directors recommend Shareholders read the accompanying Notice of Meeting and this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

Terms used in this Explanatory Memorandum are defined in section 10.

The General Meeting has been requested by a shareholder of the company, Marvel Finance Limited (**Requesting Shareholder**), which holds more than 5% of the votes that may be cast at the General Meeting. Under section 249D of the Corporations Act, the directors of the company must call and arrange to hold a general meeting on the request of members with at least 5% of the votes that may be cast at the general meeting.

The Requesting Shareholder has given notice that it proposes to move resolutions to appoint two persons as directors of the Company, which are the subject of Resolutions 1 and 2 set out in the Notice of Meeting.

8. Resolution 1: Appointment of Director: Feng Li Jing

Resolution 1 seeks approval for the election of Feng Li Jing as a director of the Company.

The Requesting Shareholder has indicated that Mr Feng Li Jing is currently Vice President of YiBin City Xin Chuang Bo Technology Industrial Development Limited, and holds a Masters Degree in Automotive Engineering from The Hong Kong Polytechnic University and Bachelor Degree in Automotive Engineering from Tongji University.

Neither the Requesting Shareholder nor Mr Feng Li Jing have at the date of this Explanatory Memorandum provided any other information relevant to his appointment.

The directors recommend shareholders vote against the resolution. The chairman intends to vote any undirected proxies against the resolution.

9. Resolution 2: Appointment of Director: Lawrence Chen

Resolution 2 seeks approval for the election of Lawrence Chen as a director of the Company.

The Requesting Shareholder has indicated that Mr Chen is currently deputy General Manager of the Australian “Asia Pacific Resource Enterprise Corporation” and holds a Master of Arts from the University of Western Sydney, a BA from Zhejiang International Studies University and a Diploma from Hangzhou Normal University.

Neither the Requesting Shareholder nor Mr Chen have at the date of this Explanatory Memorandum provided any other information relevant to his appointment.

The directors recommend shareholders vote against the resolution. The chairman intends to vote any undirected proxies against the resolution.

10. Interpretation

The following terms used in the Notice of the General Meeting and the Explanatory Memorandum are defined as follows:

GM means General Meeting.

ASIC means the Australian Securities and Investments Commission.

Board means the board of directors of the Company.

Company means Integrated Media Technology Limited ACN 132 653 948.

Constitution means the constitution of the Company from time to time.

Corporations Act means the *Corporations Act 2001* (Cth) as amended, varied or replaced from time to time.

Director means a director of the Company from time to time.

Explanatory Memorandum means this explanatory memorandum accompanying the Notice of Meeting.

Group means Company and its Subsidiaries, and Group Company means any one of them.

Meeting or **General Meeting** means the general meeting to be held on 24th June 2021.

Notice of Meeting or **Notice** means the notice of meeting giving notice to shareholders of the Meeting, accompanying this Explanatory Memorandum.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast at a general meeting of shareholders.

Resolution means a resolution proposed at the Meeting.

Share means an ordinary fully paid share in the issued capital of the Company.

Shareholder means a holder of Shares in the Company.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to

Company Secretary
Integrated Media Technology Limited

PO Box 1171, North Adelaide SA 5006

Telephone: +61 8 7324 6018

Email: info@imtechltd.com